Contact

www.linkedin.com/in/spaldrich
(LinkedIn)

Top Skills

Start-ups
Relationship Management
Product Management

Certifications

NACD Directorship Certification

Steven Aldrich

Small business champion, former foil fencer & current goalkeeper,
#arts lover and an ally of #womenintech and #blacklivesmatter....
board chair of Oakland Roots SC
Los Altos, California, United States

Summary

Entrepreneur, business leader, and board member who has helped
grow multiple companies by creating teams, growing people,
improving the customer experience, building partnerships, and
championing acquisitions.

———

Experience

Oakland Roots Sports Club
Chair and Investor
August 2018 - Present (5 years 1 month)
Oakland, Ca

More than just a club, more than just a game. Oakland Roots Sports Club
seeks to harness the magic of Oakland and the beautiful game of soccer as a
force for social good.

Whether on the pitch, in the stands or within the community, Oakland Roots
will represent our one-of-a-kind city with passion, pride and commitment to all
things Oakland.

Xero
Board Member
September 2020 - Present (3 years)
Xero helps small businesses thrive worldwide. Beautiful cloud-based
accounting software connects people with the right numbers anytime,
anywhere, on any device.

Hustle Fund
Angel Squad Member
2020 - Present (3 years)

Blucora
Board Member

June 2017 - Present (6 years 3 months)
Irving, Texas

Blucora, Inc. (NASDAQ: BCOR) believes that taxes are the absolute key to better financial outcomes. Because we fuse together tax management and wealth management, we are uniquely positioned to enable people to take control of their financial futures and exceed their financial goals.

Blucora pioneers these tax-smart financial solutions across two segments: tax preparation, through TaxAct, a leading digital tax preparation software company, and wealth management, through industry-leading, tax-focused broker-dealer Avantax Wealth Management. As a leading financial technology company, Blucora launched Tax-Smart Investing (TSI) in 2019, which is a new proprietary software platform to help Avantax advisors systematically capture tax-alpha for clients across multiple accounts.

Bay Area Glass Institute
Board Chair
January 2003 - Present (20 years 8 months)
San Jose, California

Building the Board and organization to increase our impact through glass art. BAGI is a San Jose-based nonprofit dedicated to supporting and educating glass artists, teaching glass techniques to students of all ages and bringing the community in touch with artists and handmade glass art.

Ruby Receptionists
Board Member
May 2019 - November 2022 (3 years 7 months)
Portland, Oregon, United States

What started as a small, four-person business providing remote receptionist and administrative support out of a tiny Portland studio has flourished into the leading provider of live, virtual receptionist and chat services, serving over 10,000 customers.

Ruby's mission is to help small businesses make real, meaningful human connections with their customers—building trust, winning business, and fostering loyalty. This is a dynamic team of more than 600 people with a nurturing culture built around values that include "Foster Happiness," "Practice WOWism," and "Create Community."

GoDaddy

6 years 8 months

Chief Product Officer
January 2016 - February 2019 (3 years 2 months)

Delivering great customer experiences and identifying new products and services to expand GoDaddy's impact on small business' success.

SVP, Business Applications
July 2012 - January 2016 (3 years 7 months)
Sunnyvale, CA

Leading our Productivity Applications teams to help small businesses communicate with customers and run their businesses well.

Outright
CEO
June 2011 - January 2016 (4 years 8 months)
Mountain View, CA

The company is helping small businesses thrive in our connected world. Outright delights business owners by organizing their financial data to improve the bottom line and to prepare for taxes.

Posit Science
CEO
September 2008 - March 2011 (2 years 7 months)

Posit Science software is scientifically proven to sharpen focus, improve memory, and make life better. The company sells directly to consumers and through insurance carriers like The Hartford and State Farm. The science team has won numerous grants to apply the technology to clinical conditions of the brain like traumatic brain injury and cognitive impairment in schizophrenia.

Intuit
12 years 5 months

VP, Strategy & Innovation, Small Business Division
April 2006 - September 2008 (2 years 6 months)

General Manager, Retail Solutions Group
August 2004 - April 2006 (1 year 9 months)

General Manager for growing business focused on small and mid-sized retailers ...

Helped get the team focused on the in-target customer, drove shared vision on the most important customer improvement areas, and helped the team make significant improvements in customer experience and employee engagement.

We also grew revenue, units, and attached services significantly to become an important part of the Intuit's Small Business Division growth.

GM, QuickBooks Industry Solutions
May 2003 - July 2004 (1 year 3 months)

Director, New Market Development
March 2002 - May 2003 (1 year 3 months)

Director, Corporate Strategy & Development
January 2000 - March 2002 (2 years 3 months)

GM, Quicken Insurance
May 1996 - January 2001 (4 years 9 months)

Grew the start-up within Intuit's Quicken division to ~80 employees, hundreds of thousands of visitors a month and relationships with several dozen insurance carriers distributing their offerings through our service.

Interactive Insurance Services
CEO
March 1995 - May 1996 (1 year 3 months)
Alexandria, Virginia

Co-founded this company to create an online marketplace for consumers and insurance companies. It was clear that shopping for insurance was broken for consumers and we offered a way with a strong value proposition: choice, convenience, reduced cost and confidence. And insurance carriers wanted to find new ways to grow share at a reduced cost.

Created the business plan, raised venture capital, built a founding team, and convinced insurance companies that the Internet was going to change the way they interacted with their customers.

Sold the company to Intuit in May 1996, growing the business for another five years until we changed strategy to focus on small business and away from on-line consumer finance.

McKinsey

Associate
May 1994 - September 1994 (5 months)

Summer associate at McKinsey working on a project for a financial services client

Alex. Brown & Sons
Analyst
September 1991 - June 1993 (1 year 10 months)
Baltimore, Maryland

Analyst in corporate finance, focused on the insurance industry. Worked on many equity offerings as well as advised on mergers and acquisitions. The biggest, most complex project was being part of the team advising the New York State Insurance Department on the demutualization of the life insurance company the Equitable, and the related AXA investment and public offering.

Education

Stanford Graduate School of Business
MBA · (1993 - 1995)

University of North Carolina
BA, Physics · (1987 - 1991)

North Carolina School of Science and Math
 · (1985 - 1987)